AB*
9/5



07008173


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
186
SECTION

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SEC FILE NUMBER
8-17168

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles (City) California (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce DePriester (213)-486-9030
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant m be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2007 and supplemental schedule pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

Signature 8/17/07 Date

Subscribed and sworn (or affirmed) before me on this date of 17th day of August 2007

Senior Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-l and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not required)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report. (Not required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of ______________ } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 17th (Date) day of August (Month), 2007 (Year), by

(1) Bruce DePriester (Name of Signer),

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Lisa E. Steele
Signature of Notary Public



LISA E. STEELE
Commission # 1636187
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Financial statement oath

Document Date: 8/17/07 Number of Pages: 2

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

OATH OR AFFIRMATION

I, Bruce DePriester, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2007 and supplemental schedule pertaining to American Funds Distributors, Inc. (the "Company") as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

(State of California)

(County of Los Angeles)

Signature   Date

Subscribed and sworn (or affirmed) before me on this date of 17th day of August 2007

Senior Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers Dealers Pursuant to Rule 15c3-3 under the Securities Act of 1934. (Exempt from requirement, see Note 7 to financial statements)
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-l and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not required)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report. (Not required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2007
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
186
SECTION

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. at June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, the Company changed its method of accounting for postretirement plans as required by SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans — An Amendment of FASB Statements No. 87, 88, 106 and 132(R),* on June 30, 2007.

Deloitte & Touche LLP

August 21, 2007

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007
(Dollars in thousands, except per share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 93,613
INVESTMENT SECURITIES—At fair value	151,428
RECEIVABLES	47,102
PREPAID EXPENSES	6,420
INCOME TAX RECEIVABLE	8,664
DEFERRED INCOME TAXES	14,452
PROPERTY—At cost:	
Land	230
Buildings	3,984
Furniture, equipment and purchased software	9,562
Leasehold improvements	7,102
Total	20,878
Accumulated depreciation and amortization	(18,221)
Property—net	2,657
OTHER ASSETS	5,273
TOTAL	$ 329,609

(Continued)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Capital Research and Management Company)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007
(Dollars in thousands, except per share amounts)

LIABILITIES AND STOCKHOLDER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 139,820
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	21,985
ACCRUED POSTEMPLOYMENT BENEFITS	7,447
Total liabilities	169,252
STOCKHOLDER'S EQUITY:	
Capital stock, $1 par value—authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	10,000
Retained earnings	148,712
Accumulated other comprehensive income	1,145
Total stockholder's equity	160,357
TOTAL	$ 329,609

See notes to statement of financial condition.

(Concluded)

AMERICAN FUNDS DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of
Capital Research and Management Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007
(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations—American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment advisor.

The Company's source of revenue is concentrated in the distribution services summarized above. Revenues may be affected by the performance of the global capital markets.

In the normal course of the Company's business, customer activities involve the execution and settlement of various mutual fund shares and insurance-related products. These activities may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations.

Basis of Presentation—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying statement of financial condition of the Company has been prepared pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing therein are consistent in all material respects with that rule.

Estimates—The preparation of a statement of financial condition in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents consist principally of shares of a money market fund for which an affiliated company serves as investment advisor.

Investment Securities—Investment securities consist of U.S. government securities, which are carried at fair value. The amortized cost of these investments is $151,370. The effective interest method is used to account for the amortization of investment premiums and discounts.

Depreciation and Amortization of Property—Depreciation of buildings, furniture and non-technological equipment is computed generally on the straight-line method based upon estimated useful lives of 3 to 39 years. Depreciation of technological equipment and software is computed generally using the double-declining balance method based upon an estimated useful life of 3 years. Amortization of leasehold improvements is computed on the straight-line method based upon the life of the related asset or the term of the lease, whichever is shorter.

Income Taxes—The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

Postretirement Benefits—The expected costs of providing postretirement benefits are recognized during the years that the associates are in service with the Company, based on actuarial estimates.

Postemployment Benefits—The Company recognizes the liability for future costs of compensation and benefits to be paid to employees on disability leave, based on actuarial estimates.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. FIN 48 is effective for fiscal year 2008. Management is assessing FIN 48 and has not determined the impact that the adoption of FIN 48 will have on its statement of financial condition.

In September 2006, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning July 1, 2008. Management is assessing SFAS No. 157 and has not determined the impact that the adoption of SFAS No. 157 will have on its statement of financial condition.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)*. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires (effective June 30, 2009) an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The Company's measurement date is currently the same as its fiscal year-end; therefore, the measurement date provision will have no impact on the Company.

The Company adopted SFAS No. 158 as of June 30, 2007 and accordingly is required to report changes in its funded status in accumulated other comprehensive income on its statements of stockholders' equity and comprehensive income. The adoption of SFAS No. 158 resulted in a decrease of accrued postretirement and postemployment benefits by $1,841, an increase of other assets by $36 and an increase in stockholders' equity by $1,145, net of tax of $732, as an adjustment to accumulated other comprehensive income. See Note 7.

2. INCOME TAXES

The net deferred tax asset consists of the following:

Accrued expenses and other	$ 7,250
Accrued compensation and benefits	8,308
Postretirement benefits	(1,657)
State franchise taxes	(807)
Depreciation	1,358
Net deferred tax asset	$ 14,452

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

3. RETIREMENT PLANS

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

The Company also has a supplemental retirement plan for certain senior executives. The liability for benefits under the plan is included in accrued postretirement and postemployment benefits. Other assets include investments of $5,211 held solely for the purpose of providing benefits under the plan. These investments are carried at fair value and are held in a trust for the plan participants. Effective October 2002, contributions to the supplemental retirement plan were discontinued.

4. TRANSACTIONS WITH AFFILIATES

Receivables and payables include $15,231 and $108,546, respectively, relating to transactions with affiliates. The Parent provides certain indemnifications, warranties and guarantees on behalf of the Company in connection with sale of the Rights to a third party.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital of $91,397, which was $80,933 in excess of its required net capital of $10,464. At June 30, 2007, the Company's net ratio of aggregate indebtedness to net capital was 1.72 to 1.

6. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k (1) of such Rule) of the Securities Exchange Act of 1934, as the Company is as an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements or provide information relating to possession or control requirements for brokers or dealers.

7. POSTRETIREMENT BENEFITS

The Company sponsors a plan to subsidize health care insurance coverage for retired United States based associates who meet certain age and service requirements, if they elect to contribute a portion of the cost. The Company funds its postretirement benefits through a §401(h) account by the maximum deductible amount by the Internal Revenue Code in most years. The asset allocation is targeted and invested 100% in equity securities that are held in Employee Benefit Trust accounts managed by an affiliate. The measurement date for the actuarial valuations is June 30.

Accumulated postretirement benefit obligation ("APBO")	$ 12,296
Plan assets at fair value	12,333
Overfunded status	$ 37

Weighted-average assumptions as of June 30:

Discount rate	6.5%
Expected return on plan assets	7.0%
Medical trend:	
Ultimate trend	6.0%
Initial trend	10.0%
Year ultimate trend reached	2011

The discount rate assumption is based upon the review of high quality corporate bond rates and the change in these rates during the year. The expected return on plan assets and health care cost trend rates are based upon an evaluation of the Company's historical trends and experience, taking into account current and expected future market conditions.

Benefit payments	$ 181
Company contributions	$ -

Estimated future payments for retirees are as follows:

Years Ending June 30	
2008	$ 146
2009	151
2010	162
2011	174
2012	200
2013 through 2017	1,626

The amounts recorded in Accumulated Other Comprehensive Income (AOCI) at June 30, 2007 that have not been recognized as components of net periodic benefit costs are as follows:

Net prior service costs	$ 904
Net actuarial gain	(2,781)
Pre-tax amount recorded in AOCI	$ (1,877)
After-tax amount recorded in AOCI	$ (1,145)

Estimated pre-tax amounts in AOCI as of June 30, 2007 expected to be recognized as components of net periodic benefit costs in 2008 are as follows:

Net prior service benefit	$ (66)
Net actuarial gain	(298)
Total	$ (364)

There were no plan assets returned to the Company in 2007, nor do we expect any plan assets to be returned in 2008.

Effective January 1, 2008, the Company amended its postretirement plan to increase the annual subsidy percentage (2% per year of credit service up to 50% maximum) which is then multiplied by the Basic Plan premium (previously the Protection Plan premium), to determine the total amount of the subsidy.

8. LEGAL CONTINGENCIES

The Company, the Parent, and Capital Group are defendants in a purported class action lawsuit in the district court in the Central District of California, Western Division. The court consolidated five different lawsuits involving substantially similar allegations that were filed between July 15, 2004 and February 23, 2005 into a single consolidated action, *In re American Funds Fee Litigation.* The third amended complaint, filed on January 31, 2007, alleges that the defendants charged excessive management fees for managing the American Funds mutual funds.

On December 5, 2006 and January 12, 2007, separate (but virtually identical) class action lawsuits were filed against the Company, the Parent, and Capital Group in the district court in the Central District of California, Western Division, alleging failure to disclose revenue sharing arrangements

(in fund registration statements) and breach of fiduciary duty. The court has consolidated these lawsuits into a single consolidated action, *In re American Funds Securities Litigation*, and plaintiffs filed a consolidated amended complaint on July 26, 2007.

On February 16, 2005, the Department of Enforcement of the National Association of Securities Dealers, Inc. ("NASD") filed a complaint with the NASD Office of Hearing Officers against the Company alleging violations of the NASD's "anti-reciprocal" rule by directly or indirectly offering or promising to pay brokerage commissions to broker-dealers in exchange for future sales of mutual fund shares. A hearing on the merits of this matter was held in March 2006 before an NASD panel. The panel issued a decision in August 2006, finding that the Company had violated the rule and imposing a $5 million fine. The Company has appealed this decision to the NASD's Adjudicatory Council, and a hearing on the appeal was held on August 14, 2007. No decision has been rendered.

On March 24, 2005, the Attorney General of California filed a complaint against the Company and the Parent in Los Angeles County Superior Court alleging that defendants violated certain provisions of the California Corporations Code by failing to disclose in sufficient detail information concerning defendants' payments of additional compensation to certain broker-dealers who sold shares of the American Funds mutual funds. On November 22, 2005, the Superior Court dismissed the Attorney General's complaint on the basis that it is preempted by federal law. In January 2007, the Court of Appeals reversed the lower court's decision and remanded the case to the Superior Court.

The Company believes that the allegations in the complaints described above are without merit and intends to vigorously defend against them. At the present time, although the Company cannot predict with certainty the eventual outcome of these matters, the estimated impact is not material to the Company's financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

August 21, 2007

American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, California 90071

In planning and performing our audit of the financial statements of American Funds Distributors, Inc. (the "Company") as of and for the year ended June 30, 2007 (on which we issued our report dated August 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte / Touche LLP

END